SECURITI 09040170 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 39592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ENCLAVE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 THIRD AVENUE, 19TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. INGLIS (646) 454-8610
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
5/11

OATH OR AFFIRMATION

I, STEPHEN J. INGLIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENCLAVE CAPITAL, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member & CEO
Title

Notary Public

PETER KATZMAN
Notary Public, State of New York
No. 02KA6108407
Qualified in Nassau County
Commission Expires April 19, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Enclave Capital, LLC

We have audited the accompanying statement of financial condition of Enclave Capital, LLC as of December 31, 2008, and the related statements of income, cash flows and changes in members' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enclave Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio & Associates, L.L.P.

New York, New York
February 24, 2009

ENCLAVE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 146,274
Due from broker	101,201
Fixed assets (net of accumulated depreciation of $3,117)	35,480
Note receivable from member	195,350
Other receivable	56,575
Other assets	1,265
TOTAL ASSETS	$ 536,145

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 165,799
Members' Equity	370,346
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 536,145

The accompanying notes are an integral part of these financial statements.

ENCLAVE CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 1,715,013
Software licensing fees	205,000
Private placement	39,973
Interest income	9,828
Other income	15
TOTAL REVENUES	1,969,829
Expenses:	
Employee compensation and benefits	787,234
Member compensation for services	340,828
Professional fees	73,708
Software royalty payments	185,578
Clearing broker fees	58,084
Information services and data communication	59,198
Regulatory fees	9,564
Meals and entertainment	48,914
Travel expense	128,876
Rent	40,256
Office expenses	117,659
Other expenses	36,759
TOTAL EXPENSES	1,886,658
NET INCOME	$ 83,171

The accompanying notes are an integral part of these financial statements.

ENCLAVE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Members' Equity - December 31, 2007	$ 214,525
Members' Contributions	214,000
Members' Distribution	(141,350)
Net Income	83,171
Members' Equity - December 31, 2008	$ 370,346

The accompanying notes are an integral part of these financial statements.

ENCLAVE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:		
Net Income		$ 83,171
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in due from broker	$ (64,866)	
Increase in other receivable	(56,575)	
Decrease in other assets	8,840	
Increase in accrued expense and other payables	62,592	
Net adjustments		(50,009)
Net Cash Used in Operating Activities		33,162
Cash Flows From Financing Activities:		
Member capital distributions		(122,700)
NET DECREASE IN CASH		(89,538)
Cash at December 31, 2007		235,812
Cash at December 31, 2008		$ 146,274

Supplementary disclosure of cash flow information:

Member capital contribution contributed as a note receivable	$ 214,000
Deemed member capital withdrawal as a reduction in note receivable	$ 18,650

The accompanying notes are an integral part of these financial statements.

ENCLAVE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1. ORGANIZATION AND OPERATIONS

Enclave Capital, LLC (the "Company") is a Delaware limited liability company formed on May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in private placements through a mergers and acquisitions practice, and as well, in doing business as Beltone Enclave Securities, provides brokerage services to institutional investors in the Middle East and North Africa. The Company also began licensing algorithmic software for a licensing fee under the name Deep Value Enclave, a division of the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates. Accordingly, actual results could differ from those estimates.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax.

As of January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157) and has determined that it bears no material effect on the financial statements as presented.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital or 6.667% its aggregate indebtedness. At December 31, 2008, the Company had net capital of $81,676 and $70,623 of excess net capital.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company receives commissions earned during each period from one of its members, Beltone Financial of Cairo, Egypt.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2008, there were no customer accounts having debit balances which presented any risks.

SUPPLEMENTAL INFORMATION

ENCLAVE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

CREDITS	
Total members' equity	$ 370,346
DEBITS	
Total non-allowable assets and other deductions	288,670
Net capital	$ 81,676
Minimum net capital (the greater of 5,000 or 6.67% of aggregate indebtedness)	11,053
Excess net capital	$ 70,623
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 165,799
Ratio of aggregate indebtedness to net capital	2.03 to 1

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA Filing.

ENCLAVE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Enclave Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Enclave Capital, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, L.L.P.

New York, New York
February 24, 2009

ENCLAVE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

John Fulvio, CPA
Susan E. Van Velson, CPA
Christian Tiriolo, CPA
Kenneth S. Werner, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Enclave Capital, LLC:

We have audited the accompanying statement of financial condition of Enclave Capital, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Enclave Capital, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 24, 2009

ENCLAVE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 146,274
Due from broker	101,201
Fixed assets (net of accumulated depreciation of $3,117)	35,480
Notes receivable	195,350
Other receivable	56,575
Other assets	1,265
TOTAL ASSETS	$ 536,145

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 165,799
Members' Equity	370,346
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 536,145

The accompanying notes are an integral part of this financial statement.

ENCLAVE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2008

NOTE 1. ORGANIZATION AND OPERATIONS

Enclave Capital, LLC (the "Company") is a Delaware limited liability company formed on May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in private placements through a mergers and acquisitions practice, and as well, in doing business as Beltone Enclave Securities, provides brokerage services to institutional investors in the Middle East and North Africa. The Company also began licensing algorithmic software for a licensing fee under the name Deep Value Enclave, a division of the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates. Accordingly, actual results could differ from those estimates.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax.

As of January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157) and has determined that it bears no material effect on the financial statements as presented.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital or 6.667% its aggregate indebtedness. At December 31, 2008, the Company had net capital of $81,676 and $70,623 of excess net capital.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company receives commissions earned during each period from one of its members, Beltone Financial of Cairo, Egypt.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2008, there were no customer accounts having debit balances which presented any risks.